SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)*


                          Atlas Technology Group, Inc.
             -------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.0004
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    049432107
             -------------------------------------------------------
                                 (CUSIP Number)


                        West Coast Asset Management, Inc.
                             1205 Coast Village Road
                           Montecito, California 93108
                           Attention: R. Atticus Lowe
                            Telephone: (805) 653-5333

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 30, 2008
                                December 5, 2008
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                Page 1 of 8 pages

CUSIP No.: 049432107

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      R. Atticus Lowe

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a) [ ]
      (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS

      AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER OF          7  SOLE VOTING POWER - 0
SHARES
BENEFICIALLY       8  SHARED VOTING POWER - 0
OWNED BY
EACH               9  SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH        10 SHARED DISPOSITIVE POWER - 0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.0%

14    TYPE OF REPORTING PERSON

      IN, HC

                                Page 2 of 8 pages

CUSIP No.: 049432107

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lance W. Helfert

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a) [ ]
      (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS

      AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER OF          7  SOLE VOTING POWER - 0
SHARES
BENEFICIALLY       8  SHARED VOTING POWER - 0
OWNED BY
EACH               9  SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH        10 SHARED DISPOSITIVE POWER - 0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.0%

14    TYPE OF REPORTING PERSON

      IN, HC

                                Page 3 of 8 pages

CUSIP No.: 049432107

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Paul J. Orfalea

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a) [ ]
      (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS

      AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER OF          7  SOLE VOTING POWER - 0
SHARES
BENEFICIALLY       8  SHARED VOTING POWER -  0
OWNED BY
EACH               9  SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH        10 SHARED DISPOSITIVE POWER - 0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.0%

14    TYPE OF REPORTING PERSON

      IN, HC

                                Page 4 of 8 pages

CUSIP No.: 049432107

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      West  Coast Asset Management, Inc.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a) [ ]
      (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS

      AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      California

NUMBER OF          7  SOLE VOTING POWER - 0
SHARES
BENEFICIALLY       8  SHARED VOTING POWER -  0
OWNED BY
EACH               9  SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH        10 SHARED DISPOSITIVE POWER - 0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.0%

14    TYPE OF REPORTING PERSON

      CO, IA

                                Page 5 of 8 pages

CUSIP No.: 049432107

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      West Coast Opportunity Fund, LLC

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a) [ ]
      (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS

      WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF          7  SOLE VOTING POWER  - 0
SHARES
BENEFICIALLY       8  SHARED VOTING POWER - 0
OWNED BY
EACH               9  SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH        10 SHARED DISPOSITIVE POWER - 0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.0%

14    TYPE OF REPORTING PERSON

      OO

                                Page 6 of 8 pages

                                EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") is being filed with respect to the beneficial ownership of common stock, par value $0.0004 (the "Common Stock"), of Atlas Technology Group, Inc. (the "Company" or the "Issuer"). This Amendment No. 2 supplements Items 3 and 4 and amends and restates in its entirety Item 5 of the Schedule 13D filed by (i) West Coast Opportunity Fund, LLC, a Delaware limited liability company (the "Fund"), (ii) West Coast Asset Management, Inc., a California corporation (the "Managing Member"), which serves as the managing member of the Fund, and (iii) R. Atticus Lowe, Lance W. Helfert and Paul J. Orfalea, the members of the Investment Committee of the Managing Member (the "Principals", and all of the foregoing, collectively, the "Filers").

ITEM 3. Source and Amount of Funds or Other Consideration

      The source and amount of funds used by the Fund in making the purchase of the 1,000,000 shares of Common Stock reported in this Amendment No. 2 was $150,000 in the aggregate from working capital.

ITEM 4. Purpose of Transaction.

      On July 30, 2008, the Fund purchased 1,000,000 shares of Common Stock from the Issuer at a price of $0.15 per share.

      On December 5, 2008, a public auction was held on all of the assets of the Issuer, which were sold for $1 and a revenue sharing agreement with the buyer should the buyer generate income from the assets it acquired (which will inure to the benefit of the Issuer's creditors). As of such date, the Fund has deemed its shares of Common Stock of the Issuer to be worthless and no longer a viable asset.

ITEM 5. Interest in Securities of the Issuer.

      (a) As of December 5, 2008, the Filers did not beneficially own any shares of Common Stock of the Issuer (and the information on the cover pages hereto reflects the same). As of July 30, 2008, the Fund directly owned 11,000,000 shares of Common Stock, representing 27.8% of all of the outstanding shares of Common Stock. The Managing Member and the Principals may be deemed to share (with each other and not with any third party) voting and/or dispositive power with respect to such shares, and disclaim beneficial ownership of such shares. The percentage set forth in this response is based on the 39,513,949 shares of Common Stock outstanding as of May 19, 2008, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008.

      (b) The Managing Member and the Principals may be deemed to share power (with each other and not with any third party) to vote or direct the vote of and to dispose or direct the disposition of the 11,000,000 shares of Common Stock held by the Fund as of July 30, 2008.

      (c) Other than as set forth in Item 4, no transactions in the Common Stock have been effected by the Filers in the last sixty (60) days.

      (d)   Not applicable.

      (e) As of December 5, 2008, the Filers ceased to be the beneficial owner of more than five percent (5%) of the Issuer's Common Stock.

                                Page 7 of 8 pages

                                    SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: February 17, 2009

                           WEST COAST OPPORTUNITY FUND, LLC
                           WEST COAST ASSET MANAGEMENT, INC.
                           R. ATTICUS LOWE
                           LANCE W. HELFERT
                           PAUL J. ORFALEA

                           By: /s/ Linda Schuman
                              --------------------------------------------------
                           Name: Linda Schuman
                           Title: Chief Compliance Officer of the Managing Member (for itself and as Managing Member of the
                           Fund) and Attorney-in-fact for each of the Principals

                                Page 8 of 8 pages